Kenexa Corporation
650 East Swedesford Road
Suite 300
Wayne, Pennsylvania 19087

April 19, 2010

Via EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:  Katherine Wray

Re:	Kenexa Corporation Registration Statement on Form S-3 Registration No. 333-165371

Dear Ms. Wray:

Kenexa Corporation, a Pennsylvania corporation (the “Company”), hereby requests, pursuant to Rule 461 under the Securities Act of 1933, as amended, that the effective date of the Company’s Registration Statement on Form S-3, Registration No. 333-165371 (the “Registration Statement”), be accelerated so that the Company’s Registration Statement will become effective, at 4:00 p.m. Eastern Daylight Time on Wednesday, April 21, 2010, or as soon thereafter as practicable.

In connection with this acceleration request, the Company acknowledges that:

•
should the U.S. Securities and Exchange Commission (“Commission”), or its Staff (“Staff”) acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the Registration Statement’s disclosures; and

•
the Company will not assert the declaration of the Registration Statement’s effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
Kenexa Corporation

By:	/s/ Don Volk
Don Volk
Chief Financial Officer